SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

ONE BEACON STREET

BOSTON, MASSACHUSETTS 02108-3194

TEL: (617) 573-4800

FAX: (617) 573-4822

www.skadden.com

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811-21502
Branch 18

June 20, 2008

VIA HAND DELIVERY

Securities and Exchange Commission
Attn: Filing Desk
100 F Street, N.E.
Washington, D.C. 20549

Re: *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership, et al.*
C.A. No. 06-04054 (Mass. Super. Ct.)

Dear Sir or Madam:

Pursuant to Section 33 of the Investment Company Act of 1940, as amended, I hereby file on behalf of RMR Hospitality and Real Estate Fund a copy of the Agreed Motion and Order Dismissing With Prejudice, which will be filed with the Massachusetts Superior Court in the above matter, together with documents referred to therein.

Very truly yours,

Vern D. Larkin /M.O.(

Vern D. Larkin

Enclosures

cc: James M. Curtis

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, ET AL., Plaintiffs,	)	
v.	)	Civil Action No. 06-4054
BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL., Defendants.	)	

AGREED MOTION AND ORDER DISMISSING WITH PREJUDICE

All parties to this action, through undersigned counsel, hereby move to dismiss the above-captioned action with prejudice. As grounds for this motion, the parties state as follows:

1. On November 13, 2006, plaintiff RMR Hospitality and Real Estate Fund ("RHR") brought this action against defendants Bulldog Investors General Partnership, Phillip Goldstein, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, and Spar Advisors LLC.

2. After seeking leave which was granted by the Court on May 30, 2007 (McEvoy, J.), intervenor plaintiff Adrian Overstreet, in his capacity as Charitable Trustee of RHR, filed an Intervenor Complaint in this action on June 7, 2007.

3. On June 4, 2007, plaintiff RHR filed an Amended Complaint adding as defendants to this action defendants Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP;

Calapasas Investment Partnership No.2 LP, Klein Bogakos & Robertson, CPAs Inc., Steven Samuels, and Samuels Asset Management Inc.

4. The defendants in the above-captioned action have stated their intention to file counterclaims in this action against the plaintiffs and others, including RMR Advisors, Inc., the manager of RHR ("Advisors"), arising out of the transactions and occurrences that form the basis of the plaintiffs' claims as well as the management of RHR.

5. Advisors and Reit Management & Research LLC, an affiliate of Advisors ("Reit Management), have stated their intention to assert claims against the defendants which to date they have forborne from filing as a part of this action. Advisors and Reit Management also have stated an intention to assert claims against non-parties, Andrew Dakos and Rajeev Das, who are affiliated with the defendants. The claims by Advisors and Reit Management arise out of the same transactions and occurrences as the claims stated in this action and may be required to be raised in this action.

6. The parties to this action desire to settle all claims and disputes between the plaintiffs and defendants and to avoid the further burden, expense, and inconvenience of the litigation and have therefore entered into a settlement agreement.

7. Advisors and Reit Management desire to settle the claims and disputes between them, on the one hand, and the defendants, Andrew Dakos, and Rajeev Das, on the other hand, and desire to avoid the burden, expense, and inconvenience of litigation and further disputes and have entered into a settlement agreement, pursuant to which general releases and a standstill agreement have been entered.

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

____
Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

____
Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

____
Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

Theodore M. Hess-Mahan, BBO #557109
Hutchings, Barsamian, Mandelcorn
& Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, Spar Advisors LLC, Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP, Klein Bogakos & Robertson CPAs Inc., and Phillip Goldstein

SO ORDERED, that this action be and hereby is dismissed with prejudice and without attorneys' fees or costs to any party:

____
Justice Thayer Fremont-Smith
Justice of the Superior Court

Dated:____________

RHR SETTLEMENT AGREEMENT

This Settlement Agreement ("Agreement") is entered this 19th day of June, 2008, by and among the Plaintiff Parties and the Defendant Parties, each as defined herein, who are sometimes referred to separately as a "Party" and collectively as the "Parties".

The "Plaintiff Parties" are: (i) RMR Hospitality and Real Estate Fund, a Massachusetts business trust ("RHR"); and (ii) Adrian Overstreet of Austin, Texas in his capacity as the Charitable Trustee of RHR.

The "Defendant Parties" are: (i) Bulldog Investors General Partnership, a general partnership; (ii) Opportunity Partners Limited Partnership, an Ohio limited partnership; (iii) Full Value Partners Limited Partnership, a Delaware limited partnership; (iv) Opportunity Income Plus Fund Limited Partnership, a Delaware limited partnership; (v) Kimball & Winthrop Inc., an Ohio corporation; (vi) Full Value Advisors LLC, a New Jersey limited liability company; (vii) Spar Advisors LLC, a New York limited liability company; (viii) Steady Gain Partners LP, a Delaware limited partnership; (ix) BJS Management LLC, a New York limited liability company; (x) Mercury Partners LP, a limited partnership; (xi) GSG Capital Advisors LLC, a California limited liability company; (xii) Calapasas Investment Partnership No. 1 LP, a California limited partnership; (xiii) Calapasas Investment Partnership No. 2 LP, a California limited partnership; (xiv) Klein Bogakos & Robertson CPAs Inc., a California corporation; (xv) Phillip Goldstein; (xvi) Samuels Asset Management Inc., a California corporation; and (xvii) Steven Samuels.

Whereas, the Plaintiff Parties commenced litigation against the Defendant Parties in the Massachusetts Superior Court for Middlesex County as civil action No. 06-4505 (the "Litigation").

Whereas, the Parties desire to settle all claims and disputes among them and to avoid the burden, expense and inconvenience of further disputes, including the Litigation.

Now, therefore, in consideration of the mutual undertakings set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. The Parties shall file a joint motion with the Superior Court for Middlesex County in the form attached hereto as Exhibit A to dismiss with prejudice and without fees or costs. The Parties further agree that they will take any other action necessary to complete the dismissal.

2. Within ten (10) days after the Superior Court dismisses the Litigation, RHR will take all appropriate action to grant the Defendant Parties a retroactive exemption from the Ownership Limitation as defined and set forth in the RHR Agreement and Declaration of Trust (the "RHR Trust Agreement"). This exemption shall be effective for all historical periods until a date which is thirty (30) days after the date RHR notifies counsel for the Defendant Parties that

the exemption has been granted. This exemption will not apply to RHR shares acquired by the Defendant Parties after the date the exemption is granted.

3. Within thirty (30) days after the Defendant Parties are notified that the exemption from the Ownership Limitation has been granted, the Defendant Parties will divest shares of RHR which they own as determined under the RHR Trust Agreement which exceed the Ownership Limitation in the RHR Trust Agreement. For purposes of the exemption and the divestment, all of the Defendant Parties collectively shall be considered as one person or a group acting together. If the Defendant Parties own as determined by the Trust Agreement less than 9.8% of the outstanding shares of RHR, no divestment will be required.

4. Simultaneously with the execution and delivery of this Agreement and as consideration for this Agreement, the Plaintiff Parties are executing and delivering general releases for the benefit of the Defendant Parties in the forms attached as Exhibit B.

5. Simultaneously with the execution and delivery of this Agreement and as consideration for this Agreement, the Defendant Parties are executing and delivering general releases for the benefit of the Plaintiff Parties in the forms attached as Exhibit C.

6. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without regard to its principles of conflicts of laws. For the purposes of this Agreement and any action relating to or arising out of this Agreement only, each of the Parties consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, and each of the Parties hereto agrees not to commence any action, suit or proceeding relating hereto or thereto except in such courts. For the purposes of this Agreement and any action relating to or arising out of this Agreement only, each of the Parties waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby or thereby, in the courts of the Commonwealth of Massachusetts and hereby further waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. In the event of an action or suit arising out of this Agreement, including but not limited to an action for breach of this Agreement, the prevailing Party shall be entitled to their reasonable attorneys' fees and costs.

7. The Parties agree that in the event of a threatened or actual violation of this Agreement, the damages which may be incurred by any Party will not be capable of being measured adequately in monetary terms, and, accordingly, the Parties consent to specific performance of this Agreement; provided, however, that specific performance will not be the exclusive remedy available to a Party and its being granted will not relieve a Party from monetary damages, if any.

8. This Agreement may be executed in any number of counterparts, which shall together constitute but one and the same instrument.

9. Each of the Parties represents that it has all of the powers and authorities necessary to enter this Agreement.

10. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR HOSPITALITY AND REAL ESTATE FUND

By: [signature]
Name: Mark Kleifges
Title: Chief Financial Officer

ADRIAN OVERSTREET, as trustee

By: ______________________
Name: Adrian Overstreet
Title: Trustee

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

KIMBALL & WINTHROP INC.

By: ______________________
Name:
Title:

STEADY GAIN PARTNERS LP

By: ______________________
Name:
Title:

9. Each of the Parties represents that it has all of the powers and authorities necessary to enter this Agreement.

10. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, UNDER SEAL, as of the date written above.

RMR HOSPITALITY AND REAL ESTATE FUND

By: ______________________
Name:
Title:

ADRIAN OVERSTREET, as trustee

By: ______________________
Name: Adrian Overstreet
Title: Trustee

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

KIMBALL & WINTHROP INC.

By: ______________________
Name:
Title:

STEADY GAIN PARTNERS LP

By: ______________________
Name:
Title:

9. Each of the Parties represents that it has all of the powers and authorities necessary to enter this Agreement.

10. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR HOSPITALITY AND REAL ESTATE FUND

By: ________________________
Name:
Title:

ADRIAN OVERSTREET, as trustee

By: ________________________
Name: Adrian Overstreet
Title: Trustee

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres, K&W, Inc., Managing G.P.

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: ~~Managing Member~~ Pres, K&W, Inc. G.P.

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, FVA LLC, G.P.

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, SPAR Advisors LLC, G.P.

KIMBALL & WINTHROP INC.

By: [signature]
Name: Phillip Goldstein
Title: Pres.

STEADY GAIN PARTNERS LP

By: ________________________
Name:
Title:

9. Each of the Parties represents that it has all of the powers and authorities necessary to enter this Agreement.

10. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR HOSPITALITY AND REAL ESTATE FUND

By: ____________________________
Name:
Title:

ADRIAN OVERSTREET, as trustee

By: ____________________________
Name: Adrian Overstreet
Title: Trustee

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ____________________________
Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ____________________________
Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ____________________________
Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ____________________________
Name:
Title:

KIMBALL & WINTHROP INC.

By: ____________________________
Name:
Title:

STEADY GAIN PARTNERS LP

By: [signature]
Name: Barry Swidler
Title: Managing Member BJS Management LLC G.P.

FULL VALUE ADVISORS LLC

By: ______________________________
Name: Phillip Goldstein
Title: Managing Member

SPAR ADVISORS LLC

By: ______________________________
Name: Phillip Goldstein
Title: Managing Member

BJS MANAGEMENT LLC

By: ______________________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ______________________________
Name:
Title:

MERCURY PARTNERS LP

By: ______________________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________________
Name: Phillip Goldstein

FULL VALUE ADVISORS LLC

By: ______________________________
Name:
Title:

MERCURY PARTNERS LP

By: ______________________________
Name:
Title:

SPAR ADVISORS LLC

By: ______________________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________________
Name:
Title:

BJS MANAGEMENT LLC

By: ______________________________
Name: Barry Swidler
Title: Managing Member

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ______________________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________________
Name: Phillip Goldstein

Execution Copy

FULL VALUE ADVISORS LLC

By: ______________________
Name:
Title:

SPAR ADVISORS LLC

By: ______________________
Name:
Title:

BJS MANAGEMENT LLC

By: ______________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: [signature]
Name: Glenn Goodstein
Title: Managing Member

MERCURY PARTNERS LP

By: [signature]
Name: Glenn Goodstein
Title: General Partner

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________
Name: Phillip Goldstein

FULL VALUE ADVISORS LLC

By: ______________________
Name:
Title:

MERCURY PARTNERS LP

By: ______________________
Name:
Title:

SPAR ADVISORS LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________
Name:
Title: Pres / GP

BJS MANAGEMENT LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________
Name:
Title: Pres / GP.

GSG CAPITAL ADVISORS LLC

By: ______________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: Jeff Robert
Name:
Title: Pres

STEVEN SAMUELS

By: ______________________
Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By: ______________________
Name:
Title:

Execution Copy

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ____________________________
Name:
Title:

SAMUELS ASSET MANAGEMENT INC.

By: ____________________________
Name:
Title:

STEVEN SAMUELS

By: ____________________________
Name: Steven Samuels

EXHIBIT A

COMMONWEALTH OF MASSACHUSETTS

MIDDLESEX, ss.

SUPERIOR COURT DEPARTMENT
OF THE TRIAL COURT

RMR HOSPITALITY and REAL ESTATE FUND, ET AL., Plaintiffs,	)	
v.	)	Civil Action No. 06-4054
BULLDOG INVESTORS GENERAL PARTNERSHIP, ET AL., Defendants.	)	

AGREED MOTION AND ORDER DISMISSING WITH PREJUDICE

All parties to this action, through undersigned counsel, hereby move to dismiss the above-captioned action with prejudice. As grounds for this motion, the parties state as follows:

1. On November 13, 2006, plaintiff RMR Hospitality and Real Estate Fund ("RHR") brought this action against defendants Bulldog Investors General Partnership, Phillip Goldstein, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, and Spar Advisors LLC.

2. After seeking leave which was granted by the Court on May 30, 2007 (McEvoy, J.), intervenor plaintiff Adrian Overstreet, in his capacity as Charitable Trustee of RHR, filed an Intervenor Complaint in this action on June 7, 2007.

3. On June 4, 2007, plaintiff RHR filed an Amended Complaint adding as defendants to this action defendants Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP;

Calapasas Investment Partnership No.2 LP, Klein Bogakos & Robertson, CPAs Inc., Steven Samuels, and Samuels Asset Management Inc.

4. The defendants in the above-captioned action have stated their intention to file counterclaims in this action against the plaintiffs and others, including RMR Advisors, Inc., the manager of RHR ("Advisors"), arising out of the transactions and occurrences that form the basis of the plaintiffs' claims as well as the management of RHR.

5. Advisors and Reit Management & Research LLC, an affiliate of Advisors ("Reit Management), have stated their intention to assert claims against the defendants which to date they have forborne from filing as a part of this action. Advisors and Reit Management also have stated an intention to assert claims against non-parties, Andrew Dakos and Rajeev Das, who are affiliated with the defendants. The claims by Advisors and Reit Management arise out of the same transactions and occurrences as the claims stated in this action and may be required to be raised in this action.

6. The parties to this action desire to settle all claims and disputes between the plaintiffs and defendants and to avoid the further burden, expense, and inconvenience of the litigation and have therefore entered into a settlement agreement.

7. Advisors and Reit Management desire to settle the claims and disputes between them, on the one hand, and the defendants, Andrew Dakos, and Rajeev Das, on the other hand, and desire to avoid the burden, expense, and inconvenience of litigation and further disputes and have entered into a settlement agreement, pursuant to which general releases and a standstill agreement have been entered.

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

8. The parties, through undersigned counsel, have agreed to move to dismiss this action with prejudice and without attorneys' fees and costs and request that the Court order the action dismissed with prejudice and without attorneys' fees and costs by endorsing this motion below.

Respectfully submitted,

____

Jane E. Willis, BBO #568024
Justin J. Wolosz, BBO #643543
Ropes & Gray LLP
One International Place
Boston, MA 02110
(617) 951-7000

Attorneys for Plaintiff RMR Hospitality and Real Estate Fund

____

Phillip Y. Brown, BBO #552366
Brian R. Birke, BBO #652720
Adler Pollock & Sheehan, P.C.
175 Federal Street, 10th Floor
Boston, MA 02110
(617) 482-0600

Attorneys for Intervenor Plaintiff Adrian Overstreet

____

Robert N. Feldman (BBO #630734)
Birnbaum & Godkin, LLP
280 Summer Street
Boston, MA 02210
(617) 307-6100

Lucy D. Lovrien (BBO #555042)
Ten Winthrop Square
Boston, MA 02210
(617) 423-4050

Counsel for Defendants Samuels Asset Management Inc. and Steven Samuels

Theodore M. Hess-Mahan, BBO #557109
Hutchings, Barsamian, Mandelcorn
& Zeytoonian, LLP
110 Cedar Street, Suite 250
Wellesley Hills, MA 02481
(781) 431-2231

Gregory E. Keller
Chitwood Harley Harnes LLP
11 Grace Avenue, Suite 306
Great Neck, New York 11021
(516) 773-6090

Counsel for Defendants Bulldog Investors General Partnership, Opportunity Partners Limited Partnership, Full Value Partners Limited Partnership, Opportunity Income Plus Fund Limited Partnership, Kimball & Winthrop Inc., Full Value Advisors LLC, Spar Advisors LLC, Steady Gain Partners LP; BJS Management LLC; Mercury Partners, LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP, Klein Bogakos & Robertson CPAs Inc., and Phillip Goldstein

SO ORDERED, that this action be and hereby is dismissed with prejudice and without attorneys' fees or costs to any party:

____
Justice Thayer Fremont-Smith
Justice of the Superior Court

Dated:____________

EXHIBIT B

General Release by RMR Hospitality and Real Estate Fund

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by RMR Hospitality and Real Estate Fund.

RMR Hospitality and Real Estate Fund ("RHR"), on behalf of (i) itself and its controlled subsidiaries and affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop Inc.; Full Value Advisors LLC; Spar Advisors LLC; Steady Gain Partners LP; BJS Management LLC; Mercury Partners LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP; Klein, Bogakos & Robertson CPAs Inc.; Phillip Goldstein; Samuels Asset Management Inc.; Steven Samuels; Andrew Dakos; and Rajeev Das.

(ii) all present and former partners, limited partners, officers, directors, trustees, attorneys, and employees of any and all of the foregoing persons or entities in their capacities as such;

(iii) all limited partners, clients, agents and representatives of any and all of the foregoing persons or entities in connection with their investment in, or duties or services to, the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities in their capacities as such;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties shall maintain the right to enforce the Settlement Agreement, and any documents entered pursuant thereto.

Dated: June 19, 2008

RMR HOSPITALITY AND REAL ESTATE FUND

By: [signature]
Name: Mark Kleifges
Title: Chief Financial Officer

General Release by Adrian Overstreet

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Adrian Overstreet, as the Charitable Trustee of the RMR Hospitality and Real Estate Fund and not individually or otherwise (the "Releasor").

The Releasor, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop Inc.; Full Value Advisors LLC; Spar Advisors LLC; Steady Gain Partners LP; BJS Management LLC; Mercury Partners LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP; Klein, Bogakos & Robertson CPAs Inc.; Phillip Goldstein; Samuels Asset Management Inc.; Steven Samuels; Andrew Dakos; and Rajeev Das.

(ii) all present and former partners, limited partners, officers, directors, trustees, attorneys, and employees of any and all of the foregoing persons or entities in their capacities as such;

(iii) all limited partners, clients, agents and representatives of any and all of the foregoing persons or entities in connection with their investment in, or duties or services to, the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities in their capacities as such;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties shall maintain the right to enforce the Settlement Agreement, and any documents entered pursuant thereto.

Dated: June 19, 2008

ADRIAN OVERSTREET

EXHIBIT C

General Release By Bulldog Investors General Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Bulldog Investors General Partnership.

Bulldog Investors General Partnership ("Bulldog"), on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres., Kimball & Winthrop, Inc., Managing G.P.

General Release By Opportunity Partners Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Opportunity Partners Limited Partnership.

Opportunity Partners Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Pres, Kimball & Winthrop, Inc., G.P.

General Release By Full Value Partners Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Full Value Partners Limited Partnership.

Full Value Partners Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, FVA LLC, G.P.

General Release By Opportunity Income Plus Fund Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Opportunity Income Plus Fund Limited Partnership.

Opportunity Income Plus Fund Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, SOAR Advisors LLC, G.P.

General Release By Kimball & Winthrop Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Kimball & Winthrop Inc.

Kimball & Winthrop Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

KIMBALL & WINTHROP INC.

By: [signature]
Name: Phillip Goldstein
Title: President

General Release By Full Value Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Full Value Advisors LLC.

Full Value Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

FULL VALUE ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

General Release By Spar Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Spar Advisors LLC.

Spar Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

SPAR ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

General Release By Steady Gain Partners LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Steady Gain Partners LP.

Steady Gain Partners LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

STEADY GAIN PARTNERS LP

By: [signature]
Name: Barry Swidler
Title: Managing Member BJS Management LLC/G.P.

General Release By BJS Management LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by BJS Management LLC.

BJS Management LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

BJS MANAGEMENT LLC

By: [signature]
Name: Barry Swidler
Title: Managing Member

General Release By Mercury Partners LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Mercury Partners LP.

Mercury Partners LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

MERCURY PARTNERS LP

By: [signature]
Name: Glenn Goodstein
Title: General Partner

General Release By GSG Capital Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by GSG Capital Advisors LLC.

GSG Capital Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members. partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts. covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

GSG CAPITAL ADVISORS LLC

By: [signature]
Name: Glenn Goodstein
Title: Managing Member

General Release By Calapasas Investment Partnership No. 1 LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Calapasas Investment Partnership No. 1 LP.

Calapasas Investment Partnership No. 1 LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: Jeff Robertson
Name: Jeff
Title: Pres / GP

General Release By Calapasas Investment Partnership No. 2 LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Calapasas Investment Partnership No. 2 LP.

Calapasas Investment Partnership No. 2 LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ____________________
Name:
Title: Pres /GP

General Release By Klein Bogakos & Robertson CPAs Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Klein Bogakos & Robertson CPAs Inc.

Klein Bogakos & Robertson CPAs Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), *provided*, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

KLEIN BOGAKOS & ROBERTSON CPAs INC.

By: Jeff Robertson
Name:
Title: Pres.

General Release By Phillip Goldstein

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Phillip Goldstein.

Phillip Goldstein, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

PHILLIP GOLDSTEIN

[signature]

General Release By Samuels Asset Management Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Samuels Asset Management Inc.

Samuels Asset Management Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

SAMUELS ASSET MANAGEMENT INC.

By: ______________________
Name:
Title:

General Release By Steven Samuels

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Steven Samuels.

Steven Samuels, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Hospitality and Real Estate Fund and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including any documents entered pursuant thereto, shall survive the execution of this Release.

Dated: June 19, 2008

STEVEN SAMUELS

[signature]
____

RMR SETTLEMENT AGREEMENT

This Settlement Agreement ("Agreement") is entered this 19th day of June, 2008, by and among the RMR Parties and the Bulldog Parties, each as defined herein, who are sometimes referred to separately as a "Party" and collectively as the "Parties".

The "RMR Parties" are RMR Advisors, Inc. ("RMR Advisors") and Reit Management & Research LLC ("Reit Management"). RMR Advisors is a privately held Massachusetts corporation and SEC registered investment advisor, which currently serves as the investment adviser to: RMR Real Estate Fund (RMR); RMR Hospitality and Real Estate Fund (RHR); RMR F.I.R.E. Fund (RFR); RMR Preferred Dividend Fund (RDR); RMR Asia Pacific Real Estate Fund (RAP); RMR Asia Real Estate Fund (RAF); RMR Dividend Capture Fund (RCR); and RMR Real Estate Securities Fund (RRASX), each of which is organized as a Massachusetts business trust. "Reit Management" is a privately held Delaware limited liability company in the business of managing the following publicly owned real estate investment trusts and operating companies: Hospitality Properties Trust (HPT), a Maryland real estate investment trust; HRPT Properties Trust (HRPT), a Maryland real estate investment trust; Senior Housing Properties Trust (SNH), a Maryland real estate investment trust; TravelCenters of America LLC (TA), a Delaware limited liability company; and Five Star Quality Care, Inc. (FVE), a Maryland corporation.

The "Bulldog Parties" are: (i) Bulldog Investors General Partnership, a general partnership; (ii) Opportunity Partners Limited Partnership, an Ohio limited partnership; (iii) Full Value Partners Limited Partnership, a Delaware limited partnership; (iv) Opportunity Income Plus Fund Limited Partnership, a Delaware limited partnership; (v) Kimball & Winthrop Inc., an Ohio corporation; (vi) Full Value Advisors LLC, a New Jersey limited liability company; (vii) Spar Advisors LLC, a New York limited liability company; (viii) Steady Gain Partners LP, a Delaware limited partnership; (ix) BJS Management LLC, a New York limited liability company; (x) Mercury Partners LP, a limited partnership; (xi) GSG Capital Advisors LLC, a California limited liability company; (xii) Calapasas Investment Partnership No. 1 LP, a California limited partnership; (xiii) Calapasas Investment Partnership No. 2 LP, a California limited partnership; (xiv) Klein Bogakos & Robertson CPAs Inc., a California corporation; (xv) Phillip Goldstein; (xvi) Samuels Asset Management Inc., a California corporation; (xvii) Steven Samuels; (xviii) Andrew Dakos; and (xix) Rajeev Das.

Whereas, the Parties desire to settle all claims and disputes among them and to avoid the burden, expense and inconvenience of further disputes;

Now, therefore, in consideration of the mutual undertakings set forth herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree as follows:

1. Simultaneously with the execution and delivery of this Agreement and as consideration for this Agreement, the RMR Parties are executing and delivering general releases for the benefit of the Bulldog Parties in the forms attached as Exhibit A.

2. Simultaneously with the execution and delivery of this Agreement and as consideration for this Agreement, the Bulldog Parties are executing and delivering general releases for the benefit of each of the RMR Parties in the forms attached as Exhibit B.

3. Simultaneously with the execution and delivery of this agreement and as consideration for this Agreement, the Bulldog Parties are entering into a fifteen year standstill agreement for the benefit of each of the RMR Parties, the other intended beneficiaries named therein, and their respective successors (as defined in the standstill agreement) in the form attached as Exhibit C.

4. This Agreement shall be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without regard to its principles of conflicts of laws. For the purposes of this Agreement and any action relating to or arising out of this Agreement only, each of the Parties consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts for any actions, suits or proceedings arising out of or relating to this Agreement and the transactions contemplated hereby, and each of the Parties hereto agrees not to commence any action, suit or proceeding relating hereto or thereto except in such courts. For the purposes of this Agreement and any action relating to or arising out of this Agreement only, each of the Parties waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement, or the transactions contemplated hereby or thereby, in the courts of the Commonwealth of Massachusetts and hereby further waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. In the event of an action or suit arising out of this Agreement, including but not limited to an action for breach of this Agreement, the prevailing Party shall be entitled to their reasonable attorneys' fees and costs.

5. The Parties agree that in the event of a threatened or actual violation of this Agreement, the damages which may be incurred by any Party will not be capable of being measured adequately in monetary terms, and, accordingly, the Parties consent to specific performance of this Agreement; provided, however, that specific performance will not be the exclusive remedy available to a Party and its being granted will not relieve a Party from monetary damages, if any.

6. This Agreement may be executed in any number of counterparts, which shall together constitute but one and the same instrument.

7. Each of the Parties represents that it has all of the powers and authorities necessary to enter this Agreement.

8. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR ADVISORS, INC.

By: [signature]
Name: Adam Portnoy
Title: President

REIT MANAGEMENT & RESEARCH LLC

By: [signature]
Name: Jennifer Clark
Title: Vice President

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

KIMBALL & WINTHROP INC.

By: ______________________
Name:
Title:

STEADY GAIN PARTNERS LP

By: ______________________
Name:
Title:

8. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR ADVISORS, INC.

By: ______________________
Name:
Title:

REIT MANAGEMENT & RESEARCH LLC

By: ______________________
Name:
Title:

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Pres., K&W, Inc. Managing G.P.

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Pres., K&W, Inc., G.P.

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Managing Member, FVA LLC, G.P.

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Managing Member, SPAR Advisors LLC G.P.

KIMBALL & WINTHROP INC.

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Pres.

STEADY GAIN PARTNERS LP

By: ______________________
Name:
Title:

8. The Parties have jointly negotiated and drafted this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of this Agreement or any of its provisions.

IN WITNESS WHEREOF, the Parties have executed this Agreement, **UNDER SEAL**, as of the date written above.

RMR ADVISORS, INC.

By: ______________________
Name:
Title:

REIT MANAGEMENT & RESEARCH LLC

By: ______________________
Name:
Title:

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ______________________
Name:
Title:

KIMBALL & WINTHROP INC.

By: ______________________
Name:
Title:

STEADY GAIN PARTNERS LP

By: [signature]
Name: Barry Swidler
Title: Managing Member BJS Management LLC G.P.

FULL VALUE ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

MERCURY PARTNERS LP

By: ______________________
Name:
Title:

SPAR ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________
Name:
Title:

BJS MANAGEMENT LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ______________________
Name:
Title:

PHILLIP GOLDSTEIN

By: [signature]
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ______________________
Name:
Title:

RAJEEV DAS

By: ______________________
Name: Rajeev Das

FULL VALUE ADVISORS LLC

By: ______________________
Name:
Title:

MERCURY PARTNERS LP

By: ______________________
Name:
Title:

SPAR ADVISORS LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: Jeff Roberts Pres
Name:
Title: Pres/GP

BJS MANAGEMENT LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: Jeff Roberts Pres.
Name:
Title: Pres/GP

GSG CAPITAL ADVISORS LLC

By: ______________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: Jeff Robert Pres
Name:
Title: President

RAJEEV DAS

By: ______________________
Name: Rajeev Das

[redacted]

06/17/2008 10:07 FAX 3103990103 CALAPASAS GROUP 002

FULL VALUE ADVISORS LLC

By: ______________________________
Name:
Title:

MERCURY PARTNERS LP

By: ______________________________
Name:
Title:

SPAR ADVISORS LLC

By: ______________________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________________
Name:
Title:

BJS MANAGEMENT LLC

By: ______________________________
Name: Barry Swidler
Title: Managing Member

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ______________________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________________
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ______________________________
Name:
Title:

RAJEEV DAS

By: ______________________________
Name: Rajeev Das

FULL VALUE ADVISORS LLC

By: ______________________
Name:
Title:

MERCURY PARTNERS LP

By: Glenn Goodstein
Name: Glenn Goodstein
Title: General Partner

SPAR ADVISORS LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________
Name:
Title:

BJS MANAGEMENT LLC

By: ______________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: Glenn Goodstein
Name: Glenn Goodstein
Title: Managing Member

PHILLIP GOLDSTEIN

By: ______________________
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ______________________
Name:
Title:

RAJEEV DAS

By: ______________________
Name: Rajeev Das

KGYK Settlement Agreement

Execution Copy

FULL VALUE ADVISORS LLC

By: ____________________
Name:
Title:

MERCURY PARTNERS LP

By: ____________________
Name:
Title:

SPAR ADVISORS LLC

By: ____________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ____________________
Name:
Title:

BJS MANAGEMENT LLC

By: ____________________
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ____________________
Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ____________________
Name:
Title:

PHILLIP GOLDSTEIN

By: ____________________
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ____________________
Name:
Title:

RAJEEV DAS

By: [signature]
Name: Rajeev Das

Execution Copy

SAMUELS ASSET MANAGEMENT INC.

By: ______________________
Name:
Title:

STEVEN SAMUELS

By: ______________________
Name: Steven Samuels

ANDREW DAKOS

By: ______________________
Name: Andrew Dakos
Title:

SAMUELS ASSET MANAGEMENT INC.

By: ______________________________
Name:
Title:

STEVEN SAMUELS

By: ______________________
Name: Steven Samuels

ANDREW DAKOS

By: ______________________________
Name: Andrew Dakos
Title: PRINCIPAL

EXHIBIT A

General Release by RMR Advisors, Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by RMR Advisors, Inc.

RMR Advisors, Inc. ("RMR Advisors"), on behalf of (i) itself and its controlled subsidiaries and affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop Inc.; Full Value Advisors LLC; Spar Advisors LLC; Steady Gain Partners LP; BJS Management LLC; Mercury Partners LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP; Klein, Bogakos & Robertson CPAs Inc.; Phillip Goldstein; Samuels Asset Management Inc.; Steven Samuels; Andrew Dakos; and Rajeev Das.

(ii) all present and former partners, limited partners, officers, directors, trustees, attorneys, and employees of any and all of the foregoing persons or entities in their capacities as such;

(iii) all limited partners, clients, agents and representatives of any and all of the foregoing persons or entities in connection with their investment in, or duties or services to, the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities in their capacities as such;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties shall maintain the right to enforce the Settlement Agreement, and any documents entered pursuant thereto.

RMR ADVISORS, INC.

By: [signature] Dated: June 19, 2008

General Release by Reit Management & Research LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Reit Management & Research LLC.

Reit Management & Research LLC ("Reit Management"), on behalf of (i) itself and its controlled subsidiaries and affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) Bulldog Investors General Partnership; Opportunity Partners Limited Partnership; Full Value Partners Limited Partnership; Opportunity Income Plus Fund Limited Partnership; Kimball & Winthrop Inc.; Full Value Advisors LLC; Spar Advisors LLC; Steady Gain Partners LP; BJS Management LLC; Mercury Partners LP; GSG Capital Advisors LLC; Calapasas Investment Partnership No. 1 LP; Calapasas Investment Partnership No. 2 LP; Klein, Bogakos & Robertson CPAs Inc.; Phillip Goldstein; Samuels Asset Management Inc.; Steven Samuels; Andrew Dakos; and Rajeev Das.

(ii) all present and former partners, limited partners, officers, directors, trustees, attorneys, and employees of any and all of the foregoing persons or entities in their capacities as such;

(iii) all limited partners, clients, agents and representatives of any and all of the foregoing persons or entities in connection with their investment in, or duties or services to, the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities in their capacities as such;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties shall maintain the right to enforce the Settlement Agreement, and any documents entered pursuant thereto.

Dated: June 19, 2008

REIT MANAGEMENT & RESEARCH LLC

By: Jennifer B. Clark

Name:

EXHIBIT B

General Release By Bulldog Investors General Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Bulldog Investors General Partnership.

Bulldog Investors General Partnership ("Bulldog"), on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

> (i) RMR Advisors, Inc. and Reit Management & Research LLC;
>
> (ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;
>
> (iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and
>
> (iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres., Kimball & Winthrop, Inc., Managing G.P.

General Release By Opportunity Partners Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Opportunity Partners Limited Partnership.

Opportunity Partners Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres., K+W, Inc., G.P.

General Release By Full Value Partners Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Full Value Partners Limited Partnership.

Full Value Partners Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: Phillip Goldstein
Name: Phillip Goldstein
Title: Managing Member, FVA LLC, G.P.

General Release By Opportunity Income Plus Fund Limited Partnership

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Opportunity Income Plus Fund Limited Partnership.

Opportunity Income Plus Fund Limited Partnership, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: ~~[illegible]~~ Managing Member, SPAR Advisors LLC, G.P.

General Release By Kimball & Winthrop Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Kimball & Winthrop Inc.

Kimball & Winthrop Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

KIMBALL & WINTHROP INC.

By: [signature]
Name: Phillip Goldstein
Title: Pres.

General Release By Full Value Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Full Value Advisors LLC.

Full Value Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

FULL VALUE ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

General Release By Spar Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Spar Advisors LLC.

Spar Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (*ii*) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

SPAR ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

General Release By Steady Gain Partners LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Steady Gain Partners LP.

Steady Gain Partners LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

STEADY GAIN PARTNERS LP

By: [signature]
Name: Barry Swidler
Title: Managing Member BJS Management LLC G.P.

General Release By BJS Management LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by BJS Management LLC.

BJS Management LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

BJS MANAGEMENT LLC

By: [signature]
Name: Barry Swidler
Title: Managing Member

General Release By Mercury Partners LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Mercury Partners LP.

Mercury Partners LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities:

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

MERCURY PARTNERS LP

By: [signature]
Name: Glenn Goldstein
Title: General Partner

General Release By GSG Capital Advisors LLC

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by GSG Capital Advisors LLC.

GSG Capital Advisors LLC, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

GSG CAPITAL ADVISORS LLC

By: [signature]
Name: Glean Goodstein
Title: Managing Member

General Release By Calapasas Investment Partnership No. 1 LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Calapasas Investment Partnership No. 1 LP.

Calapasas Investment Partnership No. 1 LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: [signature]
Name:
Title: Pres / G P.

General Release By Calapasas Investment Partnership No. 2 LP

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Calapasas Investment Partnership No. 2 LP.

Calapasas Investment Partnership No. 2 LP, on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: [signature]
Name:
Title: Pres /GP

General Release By Klein Bogakos & Robertson CPAs Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Klein Bogakos & Robertson CPAs Inc.

Klein Bogakos & Robertson CPAs Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

KLEIN BOGAKOS & ROBERTSON CPAs INC.

By: [signature]
Name:
Title: Pres

General Release By Phillip Goldstein

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Phillip Goldstein.

Phillip Goldstein, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

PHILLIP GOLDSTEIN

[signature]

General Release By Samuels Asset Management Inc.

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Samuels Asset Management Inc.

Samuels Asset Management Inc., on behalf of (i) itself, its subsidiaries and its affiliates; (ii) all present and former members, partners, limited partners, principals, owners, trustees, shareholders, beneficiaries, officers, directors, agents and representatives thereof, and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, *assigns, insurers and* insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and *standstill agreement given pursuant* to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

SAMUELS ASSET MANAGEMENT INC.

By: X [signature]
Name:
Title:

General Release By Steven Samuels

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Steven Samuels.

Steven Samuels, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc. and Reit Management & Research LLC;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

STEVEN SAMUELS

X [signature]

General Release By Andrew Dakos

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Andrew Dakos.

Andrew Dakos, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc., Reit Management & Research LLC, and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: June 19, 2008

ANDREW DAKOS

[signature]

General Release By Rajeev Das

For adequate consideration, the receipt of which is hereby acknowledged, including the promises contained in the Settlement Agreement dated as of today's date, this Release is given by Rajeev Das.

Rajeev Das, on behalf of (i) himself; (ii) all agents and representatives; and (iii) predecessors-in-interest, successors-in-interest, heirs, assigns, insureds and insurers of any and all of the foregoing persons and entities, fully, irrevocably, and unconditionally releases and discharges:

(i) RMR Advisors, Inc., Reit Management & Research LLC, and Adrian Overstreet;

(ii) all present and former officers, directors, trustees, employees, and attorneys of any and all of the foregoing persons or entities;

(iii) agents and representatives of any and all of the foregoing persons or entities in connection with their duties or services to the foregoing persons or entities; and

(iv) all predecessors-in-interest, successors-in-interest, heirs, assigns, insurers and insureds of any and all of the foregoing persons and entities;

of and from any and all claims, debts, demands, actions, causes of action, suits, judgments, obligations, costs, attorneys' fees, accounts, covenants, contracts, controversies, agreements, indemnities, judgments, promises, performances, warranties, doings, omissions, damages and liabilities, of whatsoever kind and character, both in law and in equity, known or unknown, from the beginning of time through the execution of the Settlement Agreement, including but not limited to any claim, counterclaim or crossclaim which has been or could have been raised in the actions captioned *RMR Hospitality and Real Estate Fund v. Bulldog Investors General Partnership et al.*, Civil Action No. 06-4054 (Mass. Super. Ct.), ***provided***, however, that the releasing parties' rights to enforce the Settlement Agreement, including the general releases and standstill agreement given pursuant to the Settlement Agreement, shall survive the execution of this Release.

Dated: 6/17/08

RAJEEV DAS

[signature]
____

EXHIBIT C

STANDSTILL AGREEMENT

This Standstill Agreement ("Standstill Agreement"), dated as of the 19th day of June, 2008, among RMR Advisors, Inc. ("RMR Advisors"), a privately held Massachusetts corporation and SEC registered investment advisor, and Reit Management & Research LLC ("Reit Management"), a privately held Delaware limited liability company in the business of managing publicly owned real estate investment trusts and operating companies (collectively, the "RMR Parties") and the other undersigned parties signing below (such other undersigned parties, individually and collectively, the "Undersigned").

WHEREAS, the RMR Parties and each of the Undersigned have entered into a settlement agreement providing for the release of claims and potential claims among them (the "Settlement Agreement"); and

WHEREAS, pursuant to the Settlement Agreement, the RMR Parties and each of the Undersigned are entering into this Standstill Agreement;

NOW, THEREFORE, for good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the RMR Parties and each of the Undersigned, intending to be legally bound, hereby agree as follows:

1. <u>Intended Beneficiaries.</u> The intended beneficiaries of this Standstill Agreement are (each an "Intended Beneficiary" and, collectively, the "Intended Beneficiaries"):

   a. RMR Advisors.

   b. Reit Management.

   c. RMR Real Estate Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

   d. RMR Hospitality and Real Estate Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

   e. RMR F.I.R.E. Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

   f. RMR Preferred Dividend Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

   g. RMR Asia Pacific Real Estate Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

h. RMR Asia Real Estate Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

i. RMR Dividend Capture Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

j. RMR Real Estate Securities Fund, a Massachusetts business trust which is publicly owned and managed by RMR Advisors.

k. Hospitality Properties Trust, a Maryland real estate investment trust which is publicly owned and managed by Reit Management.

l. HRPT Properties Trust, a Maryland real estate investment trust which is publicly owned and managed by Reit Management.

m. Senior Housing Properties Trust, a Maryland real estate investment trust which is publicly owned and managed by Reit Management.

n. TravelCenters of America LLC, a Delaware limited liability company which is publicly owned and managed by Reit Management.

o. Five Star Quality Care, Inc., a Maryland corporation which is publicly owned and managed by Reit Management.

p. any company created by the merger, consolidation, reorganization, sale of assets or similar transaction of any of the companies listed above in subparagraphs a. through o. or any companies created after the date of this Standstill Agreement of the type referred to in subparagraphs q. through s. below (each a "RMR Company" and collectively the "RMR Companies") with or to another RMR Company or other RMR Companies.

q. any company created by merger, consolidation, reorganization, sale of assets or similar transaction of a RMR Company(ies) with or to a company that is not a RMR Company provided that none of the Undersigned is a shareholder of the company that is not a RMR Company at the time the merger is first publicly announced and (i) the RMR Company is the surviving entity, (ii) at least 50% of the combined assets, revenues or employees, as of the time such transaction is consummated, of the surviving entity are derived from the RMR Company(ies) or (iii) shareholders of the RMR Company(ies) immediately prior to the consummation of such transaction own or have rights to receive at least 50% of the outstanding equity interests of the surviving entity as of the time such transaction is consummated.

r. any company created by spin off or similar reorganization transaction from a RMR Company whether such transaction takes the form of an initial public offering of a subsidiary's securities or of a distribution to the equity holders of the RMR Company.

s. any companies registered under the Investment Company Act of 1940 (or any successor legislation) which are created during the term of this Standstill Agreement and are managed or advised by RMR Advisors or a successor to RMR Advisors where such successor includes any of the RMR Companies or any company which succeeds to the business of RMR Advisors as evidenced by the fact that, as of the time of such succession, at least 50% of the assets, revenues or employees of the successor is derived from RMR Advisors or its prior successor, as applicable, provided that none of the Undersigned is a shareholder of such company at the time RMR Advisors or its successors become the manager or advisor of such company.

2. Term. The term of this Standstill Agreement shall be fifteen (15) years from the date set forth above.

3. Representations and Warranties of the Undersigned. Each of the Undersigned represent and warrant on behalf of himself, herself or itself, as follows:

a. Each of the Undersigned, if not a natural person, is duly organized, validly existing and in good standing under the laws of its organization.

b. Each of the Undersigned has the necessary power and authority to enter into this Standstill Agreement and perform its obligations hereunder. The execution and delivery of this Standstill Agreement by each of the Undersigned and the performance by each of the Undersigned of each of the Undersigned's obligations hereunder have been duly authorized by all necessary action.

c. This Standstill Agreement has been duly executed and delivered by each of the Undersigned and constitutes a valid and binding obligation of each of the Undersigned, enforceable against each of the Undersigned in accordance with its terms.

d. Neither the execution and delivery, nor the performance, of this Standstill Agreement by any of the Undersigned conflicts with or will conflict with or constitutes or will constitute a violation of or default under (i) any of the Undersigned's governing instruments, (ii) any law, statute, regulation, order or decree applicable to any of the Undersigned or its business, properties or assets or (iii) any contract, commitment, agreement, arrangement or restriction of any kind to which any of the Undersigned is a party or by which any of the Undersigned or its business, properties or assets are bound.

e. Schedule A hereto provides a true, complete and correct list of all the securities of each Intended Beneficiary that are beneficially owned by each of the Undersigned as of the date hereof.

f. As of the date of this Standstill Agreement, none of the Undersigned have any outstanding commitment, arrangement or understanding with respect to any short sale, option, futures or hedging contract or agreement or similar arrangement relating to any securities of any Intended Beneficiary.

4. Prohibited Actions. Throughout the term of this Standstill Agreement, each of the Undersigned, directly or indirectly, individually or in concert with others including (but not limited to) any other of the Undersigned, for his, her or its own account or for the account of others for whom he, she or it has authority to act, will not:

a. acquire, agree to acquire or offer to acquire, by purchase, gift, joining or being a part of a partnership, limited partnership, syndicate, "group" (as such term is used in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended) or otherwise, record or beneficial ownership of securities of any Intended Beneficiary when doing so would result in an ownership limitation in the trust agreement, limited liability company agreement, corporate charter, bylaws or any similar document governing the organization or business of the Intended Beneficiary (as such trust agreement, limited liability company agreement, corporate charter, bylaws or any similar document may be in effect from time to time) being exceeded;

b. deposit any securities of any Intended Beneficiary in a voting trust or subject them to a voting agreement or other arrangement of similar effect;

c. solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Securities Exchange Act of 1934, as amended) in opposition to any recommendation of the majority of the directors (or similar governing body) of any Intended Beneficiary with respect to any matter;

d. initiate, propose or otherwise solicit shareholders or members of any Intended Beneficiary for the approval of one or more shareholder or member nominations or other proposals, or encourage any other person to initiate or proceed with any shareholder or member nomination or other proposal;

e. initiate or pursue any litigation or any regulatory action or proceeding against or on behalf of any Intended Beneficiary, provided that this paragraph shall not apply to any litigation or regulatory action with respect to claims arising after the date of this Standstill Agreement against any of the Intended Beneficiaries based upon discriminatory treatment of the shares of RMR Hospitality and Real Estate Fund or RMR Real Estate Fund owned (of record or beneficially) by the Undersigned as of the date of this Standstill Agreement;

f. propose any candidates for election to the board of directors (or similar governing body) of any Intended Beneficiary or otherwise seek board representation with, or the removal of any directors (or analogous position) from, any Intended Beneficiary;

g. call or in any way participate in a call for any meeting of the shareholders or members of an Intended Beneficiary or for any action by written consent of the shareholders or members;

h. solicit, make or announce an intention to make, propose, seek to effect, or negotiate with any other person, (i) any form of business combination or other extraordinary transaction to which any Intended Beneficiary would be a party, (ii) any restructuring, recapitalization, liquidation, conversion to a new form of entity or type of business or operation, or similar transaction or other transaction not in the ordinary course of business of any Intended Beneficiary, (iii) any tender offer or exchange offer for any securities of any Intended Beneficiary or (iv) any amendment or waiver of any trust agreement, limited liability company agreement, corporate charter, bylaws or any similar document governing the organization or business of any Intended Beneficiary (as such trust agreement, limited liability company agreement, corporate charter, bylaws or any similar document may be in effect from time to time); or

i. request or otherwise seek (privately, publicly or in any manner which may require disclosure by an Intended Beneficiary or with respect to which disclosure by an Intended Beneficiary would be prudent or otherwise appropriate) that any Intended

Beneficiary amend, modify or waive any provision of this Standstill Agreement.

For the purposes of this Section 4, the term Intended Beneficiary includes any subsidiary of the Intended Beneficiary. The actions prohibited by this Section 4 shall not apply at any particular time to any Undersigned with respect to RMR Advisors or Reit Management, as applicable, if RMR Advisors or Reit Management, as applicable, is not then publicly owned.

5. Currently Owned Shares. Certain of the Undersigned presently own shares of the Intended Beneficiaries described in subparagraphs 1.c and 1.d In the event a merger or other combination among any of the Intended Beneficiaries described in subparagraphs 1.c through 1.j and 1.p through 1.s is proposed by such Intended Beneficiaries, the Undersigned will vote any applicable shares they own or may have control over as of the record date for voting on the proposed merger or other combination, or other proposed matter in connection with or relating to such proposed merger or other combination, in the same proportion as the other shares of the Intended Beneficiary which are voted on such matter, provided the merger(s) or combination(s) are proposed to be concluded at a per common share exchange ratio that is the same as the ratio resulting from the comparison of the respective net asset values attributable to common shares, calculated on a per common share basis, of the companies to be merged or combined.

For the avoidance of doubt and by way of example: if a merger of RMR Real Estate Fund (the "Fund") with one or more of the other Intended Beneficiaries is proposed to be accomplished on the basis of the net asset values of the Fund and the merging fund(s), if at the time of the vote on such merger or related proposal the Undersigned continue to own or may have control over as of the applicable record date for voting on the proposed merger or related matter any shares of the Fund which they own or may have control over today, and if eighty percent (80%) of the shares of the Fund other than shares owned or which may be controlled by the Undersigned which are voted vote in favor of the merger or related matter; then in such circumstances the Undersigned will vote eighty percent (80%) of the shares currently owned or which may be controlled by the Undersigned which they continue to own or may have control over as of the applicable record date for voting on the proposed merger or related matter in favor of the merger or related matter, without regard to the amount of shares which may not vote.

6. Future Acquired Shares. With respect to any shares or other equity interests of an Intended Beneficiary acquired beneficially or otherwise by any Undersigned during the term of this Standstill Agreement, any of the Undersigned shall vote or cause to be voted such shares or interests in all instances in accordance with the recommendation of the board of directors

(or similar governing body) of the Intended Beneficiary. The actions required by this Section 6 shall not apply at any particular time to any Undersigned with respect to RMR Advisors or Reit Management, or their subsidiaries or successors, as applicable, if RMR Advisors or Reit Management or their subsidiaries or successors, as applicable, is not then publicly owned.

7. Binding Upon Successors In Interest. Subject to Section 12 of this Standstill Agreement, this Standstill Agreement shall be binding upon each successor in interest of any of the Undersigned which may exist or be created during the Term. A successor in interest to an Undersigned shall include any entity who continues the investment business of any of the Undersigned. The Undersigned shall inform their successors in interest of this Standstill Agreement. For the purposes of this Standstill Agreement, a successor in interest includes any entity over which any of the Undersigned individuals has control or investment management authority. Notwithstanding anything else which may be to the contrary herein, the obligations of the Undersigned under this Standstill Agreement shall continue to apply with respect to the Undersigned regardless of whether there shall be any successor in interest to any Undersigned.

8. Governing Law And Jurisdiction. This Standstill Agreement shall be interpreted, construed and enforced in accordance with the laws of the Commonwealth of Massachusetts without regard to its principles of conflicts of laws. For the purpose of this Standstill Agreement and any action relating to or arising out of this Agreement only, each of the parties hereto consents to submit to the exclusive jurisdiction of the courts of the Commonwealth of Massachusetts for any actions, suits or proceedings arising out of or relating to this Standstill Agreement and the transactions contemplated hereby, and each of the parties hereto agrees not to commence any action, suit or proceeding relating hereto or thereto except in such courts. For the purpose of this Standstill Agreement and any action relating to or arising out of this Agreement only, each of the parties hereto waives any objection to the laying of venue of any action, suit or proceeding arising out of this Standstill Agreement, or the transactions contemplated hereby or thereby, in the courts of the Commonwealth of Massachusetts and hereby further waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum. In the event of an action or suit arising out of this Standstill Agreement, including but not limited to an action for breach of this Standstill Agreement, the prevailing parties shall be entitled to their reasonable attorneys' fees and costs.

9. Specific Performance. The parties hereto agree that in the event of a threatened or actual violation of this Standstill Agreement, the damages which may be incurred by any party or Intended Beneficiary will not be capable of being measured adequately in monetary terms, and,

accordingly, the parties hereto consent to specific performance of this Standstill Agreement; provided, however, that specific performance will not be the exclusive remedy available to a party or Intended Beneficiary and its being granted will not release a party from monetary damages, if any.

10. Severability. In the event that, as a result of a change of law or otherwise, any provision of this Standstill Agreement may be determined to be unenforceable, the Undersigned hereby consent and agree that this Standstill Agreement shall be interpreted and enforced to carry out its purposes and intent to the full extent then permitted.

11. Amendments; Waivers. This Standstill Agreement may be amended or waived only by written agreement signed by both the Undersigned and the Intended Beneficiary who are affected by the amendment or waiver. No failure or delay by any Undersigned or by any Intended Beneficiary in exercising any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of rights hereunder preclude any other or further exercise of rights hereunder.

12. Assignment. The rights of the Intended Beneficiaries with respect to an Undersigned may not be assigned (except to a successor in interest) without the prior written consent of such Undersigned. The obligations of the Undersigned with respect to an Intended Beneficiary may not be delegated without the prior written consent of such Intended Beneficiary.

13. Entire Agreement; Third Party Beneficiaries. This Standstill Agreement, the Settlement Agreement and the releases given under the Settlement Agreement constitute the entire agreement among the RMR Parties and the Undersigned, and supersede all prior agreements and understandings, both written and oral, among the RMR Parties and the Undersigned with respect to the subject matter of this Standstill Agreement, the Settlement Agreement and the releases. Nothing in this Standstill Agreement, express or implied, is intended to or shall confer upon any person or entity (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Standstill Agreement, except that each and all Intended Beneficiaries not signatory parties hereto are intended third party beneficiaries hereunder and shall have the power and authority to enforce the rights, benefits and remedies granted to the Intended Beneficiaries hereunder.

14. Counterparts; Miscellaneous. This Standstill Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement). Any agreement or statute defined or referred to herein means such agreement or statute as from time to time amended, modified or supplemented, or by succession of comparable statutes. The parties hereto have participated

jointly in the negotiation and drafting of this Standstill Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Standstill Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Standstill Agreement.

The RMR Parties and the Undersigned hereby affix their signatures to this Standstill Agreement **UNDER SEAL**, as of the date above first written.

RMR PARTIES:

RMR ADVISORS, INC.

By: Adam Portnoy
Name: Adam Portnoy
Title: President

REIT MANAGEMENT & RESEARCH LLC

By: Jennifer J Clark
Name: Jennifer Clark
Title: Vice President

THE UNDERSIGNED:

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres., Kimball & Winthrop, Inc. Managing G.P.

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Pres., Kimball & Winthrop, Inc., G.P.

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, FVA LLC G.P.

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: [signature]
Name: Phillip Goldstein
Title: Managing Member, SPAR Advisors LLC G.P.

KIMBALL & WINTHROP INC.

By: [signature]
Name: Phillip Goldstein
Title: President

STEADY GAIN PARTNERS LP

By:
Name:
Title:

FULL VALUE ADVISORS LLC

By: [signature]
Name: Phillip Goldstein
Title: Managing Member

MERCURY PARTNERS LP

By:
Name:
Title:

THE UNDERSIGNED:

BULLDOG INVESTORS GENERAL PARTNERSHIP	OPPORTUNITY PARTNERS LIMITED PARTNERSHIP
By:	By:
Name: Title:	Name: Title:
FULL VALUE PARTNERS LIMITED PARTNERSHIP	OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP
By:	By:
Name: Title:	Name: Title:
KIMBALL & WINTHROP INC.	STEADY GAIN PARTNERS LP
By:	By: [signature]
Name: Title:	Name: Barry Swidler Title: Managing Member BTS Management LLC G.P.
FULL VALUE ADVISORS LLC	MERCURY PARTNERS LP
By:	By:
Name: Title:	Name: Title:

THE UNDERSIGNED:

BULLDOG INVESTORS GENERAL PARTNERSHIP

By: ______________________

Name:
Title:

OPPORTUNITY PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:
Title:

FULL VALUE PARTNERS LIMITED PARTNERSHIP

By: ______________________

Name:
Title:

OPPORTUNITY INCOME PLUS FUND LIMITED PARTNERSHIP

By: ______________________

Name:
Title:

KIMBALL & WINTHROP INC.

By: ______________________

Name:
Title:

STEADY GAIN PARTNERS LP

By: ______________________

Name:
Title:

FULL VALUE ADVISORS LLC

By: ______________________

Name:
Title:

MERCURY PARTNERS LP

By: [signature]

Name: Glenn Goodstein
Title: General Partner

SPAR ADVISORS LLC

By:
Name: Phillip Goldstein
Title: Managing Member

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By:
Name:
Title:

BJS MANAGEMENT LLC

By:
Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By:
Name:
Title:

GSG CAPITAL ADVISORS LLC

By:
Name:
Title:

PHILLIP GOLDSTEIN

By:
Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By:
Name:
Title:

ANDREW DAKOS

By:
Name: Andrew Dakos

STEVEN SAMUELS

By:
Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By:
Name:
Title:

SPAR ADVISORS LLC

By: ______________________

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ______________________

Name:
Title:

BJS MANAGEMENT LLC

By: [signature]

Name: Barry Swidler
Title: Managing Member

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ______________________

Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ______________________

Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________

Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ______________________

Name:
Title:

ANDREW DAKOS

By: ______________________

Name: Andrew Dakos

STEVEN SAMUELS

By: ______________________

Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By: ______________________

Name:
Title:

SPAR ADVISORS LLC

By:

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By:

Name:
Title:

BJS MANAGEMENT LLC

By:

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By:

Name:
Title:

GSG CAPITAL ADVISORS LLC

By: [signature]

Name: Glenn Goodstein
Title: Managing Member

PHILLIP GOLDSTEIN

By:

Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By:

Name:
Title:

ANDREW DAKOS

By:

Name: Andrew Dakos

STEVEN SAMUELS

By:

Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By:

Name:
Title:

SPAR ADVISORS LLC

By: ______________________

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: Jeff Roberts

Name:
Title: Pres/GP

BJS MANAGEMENT LLC

By: ______________________

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: Jeff Roberts

Name:
Title: Pres/GP

GSG CAPITAL ADVISORS LLC

By: ______________________

Name:
Title:

PHILLIP GOLDSTEIN

By: ______________________

Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: Jeff Roberts

Name:
Title: President

ANDREW DAKOS

By: ______________________

Name: Andrew Dakos

STEVEN SAMUELS

By: ______________________

Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By: ______________________

Name:
Title:

SPAR ADVISORS LLC

By:

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By:

Name:
Title:

BJS MANAGEMENT LLC

By:

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By:

Name:
Title:

GSG CAPITAL ADVISORS LLC

By:

Name:
Title:

PHILLIP GOLDSTEIN

By:

Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By:

Name:
Title:

ANDREW DAKOS

By:

Name: Andrew Dakos

STEVEN SAMUELS

By:

Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By:

Name:
Title:

Execution Copy

11

SPAR ADVISORS LLC

By: ____________________

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 1 LP

By: ____________________

Name:
Title:

BJS MANAGEMENT LLC

By: ____________________

Name:
Title:

CALAPASAS INVESTMENT PARTNERSHIP NO. 2 LP

By: ____________________

Name:
Title:

GSG CAPITAL ADVISORS LLC

By: ____________________

Name:
Title:

PHILLIP GOLDSTEIN

By: ____________________

Name: Phillip Goldstein

KLEIN, BOGAKOS & ROBERTSON CPAs INC.

By: ____________________

Name:
Title:

ANDREW DAKOS

By: ____________________

Name: Andrew Dakos

STEVEN SAMUELS

By: ____________________

Name: Steven Samuels

SAMUELS ASSET MANAGEMENT INC.

By: ____________________

Name:
Title:

RAJEEV DAS

By: [signature]

Name: Rajeev Das

Schedule A to Standstill Agreement
(Holdings as of 6/17/08)

RMR Hospitality and Real Estate Fund (common stock)

Bulldog Investors General Partnership	216,500
Kimball & Winthrop	7,310
Phillip Goldstein	6,000
Samuels Asset Management (SAM shares held in accounts for individual clients who are the beneficial owners of such shares)	10,500
TOTAL	240,310

RMR Real Estate Fund (common stock)

Opportunity Partners	129,400
Calapasas	42,800
Full Value Special Situations Fund	5,000
Opportunity Income Plus Fund L.P.	9,800
Full Value Offshore Fund	3,200
Mercury Partners	39,900
Steady Gain Partners	32,900
Full Value Partners	162,200
TOTAL	425,200

END